UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

CINEDIGM CORP.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

172406209

(CUSIP Number)

Peixin Xu

609-610 21st Century Tower

No. 40 Liangmaqiao Road

Chaoyang District, Beijing, China 100016

+86(10)8444-6968

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting person I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peixin Xu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization P.R. China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 431,704(1)
	8	Shared voting power 18,743,934(1)
	9	Sole dispositive voting power 431,704(1)
	10	Shared dispositive power 18,743,934(1)

11	Aggregate amount beneficially owned by each reporting person 19,175,638(1)(1)
12	Check box if the aggregate amount in row (11) excludes certain shares ☐
13	Percent of class represented by amount in row (11) 10.26%(1)
14	Type of reporting person IN

(1)	Represents shares of Class A Common Stock issued as part of the annual retainer for board service by Mr. Xu.
(2)

Includes (i) 8,217,683 shares of Class A Common Stock held by Mingtai Investment LP (“Mingtai”), (ii) 3,898,615 shares of Class A Common Stock held by Antai Investment LP (“Antai”), and (iii) 6,627,636 shares of Class A Common Stock held by Shangtai Asset Management LP (“Shangtai”). Mingtai is indirectly managed by a subsidiary of Bison Finance Group Limited (“BFGL”), which is controlled by Mr. Xu. Shangtai is indirectly managed by a subsidiary of BFGL. Mr. Xu controls the manager of the general partner of Antai.

(3)	The applicable percentage of ownership is based on 186,914,711 shares of Class A Common Stock outstanding as of April 5, 2023, as reported by Cinedigm Corp. in the proxy statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023.

SCHEDULE 13D

CUSIP No. 172406209

This statement constitutes an amendment to the Schedule 13D relating to the shares of Class A Common Stock, par value $0.001 (the “Class A Common Stock”), of Cinedigm Corp. (the “Company” or the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on November 9, 2017, as amended on January 5, 2018, November 22, 2019, May 21, 2020, January 13, 2021 and August 26, 2021 (collectively, the “Schedule 13D”), with respect to changes in the beneficial ownership of shares of Class A Common Stock for Mr. Peixin Xu (the “Reporting Person”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to include the following at the end of that Section:

The 1,400,000 warrants held by Bison Entertainment and Media Group (“BEMG”) to acquire up to 1,400,000 shares of Class A Common Stock expired unexercised on December 29, 2022. As a result, BEMG no longer holds any equity interest in the Company. BEMG is wholly-owned by Bison Capital Holding Company Limited (“BEIL”). Mr. Xu’s spouse, is the sole owner of BEIL.

The shares of Class A Common Stock issued as part of the annual retainer for board service by Mr. Xu were issued as follows: (i) 31,609 shares of Class A Common Stock on January 29, 2018; (ii) 43,103 shares of Class A Common Stock on December 12, 2018; (iii) 71,428 shares of Class A Common Stock on January 13, 2020; (iv) 77,543 shares of Class A Common Stock on February 19, 2021; (v) 37,015 shares of Class A Common Stock on November 3, 2021; and (vi) 171,006 shares of Class A Common Stock on November 30, 2022.

During the period from September 27, 2022 to December 21, 2022, Mingtai sold in the open market an aggregate of 788,089 shares of Class A Common Stock.

During the period from September 27, 2022 to December 21, 2022, Shangtai sold in the open market an aggregate of 638,731 shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 172406209

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended to incorporate by reference the information regarding (i) the expiration without exercise of the warrants to acquire shares of Class A Common Stock held by BEMG, (ii) the issuance of shares of Class A Common Stock to Mr. Xu as an annual retainer for board service and (iii) the sales of shares of Class A Common Stock made by Mingtai and Shangtai in the open market, as set forth in Item 3 above. Other than as described in this Schedule 13D, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Person may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The applicable percentage of ownership is based on 186,914,711 shares of Class A Common Stock outstanding as of April 5, 2023, as reported by the Company in the proxy statement on Schedule 14A filed with the SEC on April 28, 2023. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Except as otherwise noted, the named beneficial owner has the sole voting and investment power with respect to the shares of Class A Common Stock shown.

(i)	Mr. Peixin Xu owns or may be deemed to beneficially own 19,175,638 shares of Class A Common Stock, representing approximately 10.26% of the issued and outstanding Class A Common Stock.

(b) Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(i)	As Mingtai is indirectly managed by a subsidiary of BFGL, which is controlled by Mr. Peixin Xu, Shangtai is indirectly managed by a subsidiary of BFGL, and Mr. Xu controls the manager of the general partner of Antai. Mr. Xu is deemed to have shared voting and disposition rights over an aggregate of 18,743,934 shares of Class A Common Stock held by Mingtai, Antai and Shangtai. Mr. Xu has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 431,704 shares of Class A Common Stock beneficially owned by him.

(c) Other than as described herein, the Reporting Person has not effected any transaction in shares of Class A Common Stock during the 60 days preceding the date of this statement.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

SCHEDULE 13D

CUSIP No. 172406209

Item 7. Materials to be Filed as Exhibits.

None.

SCHEDULE 13D

CUSIP No. 172406209

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2023

/s/ Peixin Xu
Peixin Xu